SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E. May 21, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

The results of the extraordinary general meeting of ČEZ shareholders held on May 20, 2002:

1. It was not approved to sell certain percentage of shares owned in company ČEPS.
2. It was not approved to buy certain percentage of shares in regional distribution companies (REAS).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Finance Administration

Výsledky jednání mimořádné valné hromady ČEZ, a. s.
konané dne 20. května 2002

1. Zahájení, volba předsedy valné hromady, zapisovatele, skrutátorů a ověřovatelů zápisu

Valná hromada zvolila:

předsedu valné hromady	**Ing. Jan Zelený**
zapisovatele	**PhDr. Marcela Ulrichová**
skrutátory	**RNDr. Antonín Králík**
	Václav Novotný
ověřovatele zápisu	**Štěpán Benca**
	Klára Šedinová

2. Udělení souhlasu představenstvu společnosti k prodeji určitého akciového podílu ve společnosti ČEPS, a.s.

Valná hromada vyslechla zprávu představenstva přednesenou členem představenstva panem JUDr. Ivanem Cestrem a návrh usnesení.
Valná hromada neschválila návrh představenstva k bodu č. 2.

Valná hromada schválila protinávrh akcionáře Fondu národního majetku ČR neudělit souhlas představenstvu společnosti k prodeji určitého akciového podílu ve společnosti ČEPS, a.s.

3. Rozhodnutí o koupi určitého akciového podílu v regionálních elektroenergetických distribučních společnostech

Valná hromada vyslechla zprávu představenstva přednesenou panem JUDr. Ivanem Cestrem včetně návrhu usnesení.
Valná hromada neschválila návrh usnesení předložený představenstvem ČEZ, a.s.

Valná hromada schválila protinávrh akcionáře Fondu národního majetku ČR nepřijmout rozhodnutí o koupi určitého akciového podílu v regionálních elektroenergetických distribučních společnostech.

21. května 2002